14041472

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
AUG 29 2014
Washington DC

SEC FILE NUMBER
8- 44870

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st Global Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12750 Merit Drive, Suite 1200
(No. and Street)

Dallas	TX	75251
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. Paul Stewart 214-294-5042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

1717 Main Street, Suite 1500	Dallas	TX	75201-9436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, E. Paul Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Global Capital Corp., as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN E. CARPENTER
MY COMMISSION EXPIRES
MAY 26, 2017

Notary Public

Signature

Vice President & CAO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Registered Public Accounting Firm

1st Global Capital Corp.

June 30, 2014 and 2013

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
1st Global Capital Corp.

We have audited the accompanying statements of financial condition of 1st Global Capital Corp. (a Delaware corporation) (the "Company") as of June 30, 2014 and June 30, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Global Capital Corp. as of June 30, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
August 28, 2014

1st Global Capital Corp.

STATEMENTS OF FINANCIAL CONDITION

June 30

ASSETS	2014	2013
Cash and cash equivalents	$3,603,086	$6,305,910
Cash segregated under federal and other regulations	-	5,000
Receivable from brokers and dealers	1,701,916	1,834,912
Other assets, net	249,243	188,260
Total assets	$5,554,245	$8,334,082
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 100,654	$ 137,164
Commissions payable	1,401,628	1,186,137
Deferred revenue	398,920	501,720
State income taxes payable	76,036	71,744
Net payable to affiliate	28,839	818,136
Other liabilities	218,786	195,761
Total liabilities	2,224,863	2,910,662
Commitments and Contingencies (Note J)		
Stockholders' equity:		
Common stock - no par value, 10,000 shares authorized, 10 shares issued and outstanding	1,000	1,000
Additional paid-in capital	23,000	23,000
Retained earnings	3,305,382	5,399,420
Total stockholders' equity	3,329,382	5,423,420
	$5,554,245	$8,334,082

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

STATEMENTS OF INCOME

For the years ended June 30

	2014	2013
Revenues		
Commission income	$71,295,776	$63,518,599
Interest income	93,059	95,354
Insurance fees	1,544,558	1,471,082
Other revenue	3,906,418	3,315,456
Total revenues	76,839,811	68,400,491
Expenses		
Registered representatives commissions	52,990,197	45,980,990
Operating expense paid to affiliate	18,267,907	17,159,925
Clearance fees	2,603,330	2,652,982
Regulatory fees and expenses	713,965	682,003
Other expenses	860,647	512,175
Total expenses	75,436,046	66,988,075
Income before income tax	1,403,765	1,412,416
Federal income taxes	452,812	457,937
State income taxes	94,991	66,163
Net income	$ 855,962	$ 888,316

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended June 30, 2014 and 2013

	Common stock	Additional paid-in capital	Retained earnings	Total
Balances at June 30, 2012	$1,000	$23,000	$4,511,104	$4,535,104
Net income	-	-	888,316	888,316
Balances at June 30, 2013	1,000	23,000	5,399,420	5,423,420
Dividends paid	-	-	(2,950,000)	(2,950,000)
Net income	-	-	855,962	855,962
Balances at June 30, 2014	$1,000	$23,000	$3,305,382	$3,329,382

The accompanying notes are an integral part of these financial statements.

1st Global Capital Corp.

STATEMENTS OF CASH FLOWS

For the years ended June 30

	2014	2013
Cash flows from operating activities		
Net income	$ 855,962	$ 888,316
Adjustments to reconcile net income to net cash provided by operating activities		
Change in assets and liabilities		
Decrease (increase) in cash segregated	5,000	384,060
(Increase) decrease in receivable from brokers and dealers	132,996	(439,974)
Decrease (increase) in other assets, net	(60,983)	11,093
Increase (decrease) in accounts payable and accrued expenses	(36,511)	57,970
(Decrease) increase in payable to brokers and dealers	-	(379,236)
Increase in commissions payable	215,491	138,808
Increase (decrease) in deferred revenue	(102,800)	434,520
Increase in state income taxes payable	4,292	3,395
Increase (decrease) in net payable to affiliate	(789,297)	166,389
Increase in other liabilities	23,026	64,705
Net cash provided by operating activities	247,176	1,330,046
Cash flows from investing activities		
Decrease (increase) in securities owned – marketable	-	1,923
Net cash provided by investing activities	-	1,923
Cash flows from financing activities		
Dividends paid	(2,950,000)	-
Net cash used in financing activities	(2,950,000)	-
Net (decrease) increase in cash	(2,702,824)	1,331,969
Cash at beginning of year	6,305,910	4,973,941
Cash at end of year	$3,603,086	$6,305,910
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$ 694,172	$ 517,442

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

1st Global Capital Corp. (the "Company") is a wholly owned subsidiary of 1st Global, Inc. (the "Parent").

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers be handled by a clearing broker-dealer. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's financial statements have been prepared on the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States.

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable investment fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. As collection of receivables has historically been consistent and timely, management has determined collectability is reasonably assured, as such, the Company records an allowance for doubtful accounts and maintains a policy for fully reserving aged receivables 91 days or older.

Cash and cash equivalents

Cash and cash equivalents consists of unrestricted cash held by depository institutions and the clearing broker that are readily convertible into cash and purchased with original maturities of three months or less.

Deferred Revenue

Deferred revenue consists of a October 2012 contract renewal signing incentive was received from our clearing broker and is being recognized into revenue over 60 months. Additionally, the Company is recognizing fidelity bond revenue over twelve months.

Commission Income

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities commissions related to the service and maintenance of accounts held by product sponsors are recognized as income when earned.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Interest Income

Interest earned on cash and cash equivalents are recorded as interest income when earned.

Insurance Fees

Payment received from investment advisors to offset error and omission insurance fees are recorded as insurance fee revenue when received.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

In accordance with the reporting requirements of ASC 825-10, *Fair Value of Financial Instruments,* the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this statement and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable are based on management's assessment of net realizable value. The estimated fair value of accounts payable approximates their carrying amounts due to the short maturity of these liabilities. At June 30, 2014 and 2013, the Company's financial assets and liabilities are carried at market value which approximates current fair value.

Recent Accounting Pronouncement

In May 2014, the FASB issued Accounting Standards Update 2014-09 Revenue from Contracts with Customers (Topic 606). ASU 2014-9 supersedes the revenue recognition requirements under ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance throughout the Industry Topics of the ASC. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new guidance will significantly enhance comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized. The new Guidance is effective for the annual reporting period beginning after December 15, 2017. Early adoption is permitted subject to specific criteria. We are currently evaluating the impact the adoption of this new accounting standard will have on our financial statements

NOTE C - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2014, the Company had net capital of $2,908,584, net capital requirements of $152,095, and the Company's ratio of aggregate indebtedness to net capital was .78 to 1. At June 30, 2013, the Company had net capital of approximately $5,079,345, net capital requirements of $197,481, and the Company's ratio of aggregate indebtedness to net capital was .58 to 1. The SEC permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1.

NOTE D - CASH AND CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash is comprised solely of cash on deposit in accounts with depository institutions.

At June 30, 2014 no cash was segregated under federal or other regulations and as of June 30, 2013, $5,000 was segregated in a special bank account for the exclusive benefit of customers under rule 15c3-3 of the SEC. At June 30, 2014 and 2013, no amounts were owed to mutual funds for the purchase of securities by customers and or included in payable to brokers and dealers.

NOTE E - INCOME TAXES

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Accounting Standards Codification ("ASC") 450, *Contingencies*. Any resulting provision or benefit for income taxes is recorded as a payable or receivable on the Statements of Financial Condition. Tax years 2010 through 2013 are still subject to federal and state examination.

At June 30, 2014 and 2013, $(241,360) and $(59,505) of federal income taxes payable (receivable), respectively, was included in Net payable to affiliate on the Statements of Financial Condition. These amounts represent the balance of federal income tax expense remitted in excess or unremitted to the Parent as of the end of the fiscal year. This amount is paid by or remitted to the Parent via the Company's usual processes during the subsequent fiscal year.

NOTE E - INCOME TAXES – Continued

As required by the uncertain tax position guidance in ASC 740, the Company recognized the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applies the uncertain tax position guidance in ASC 740 to all tax positions for which the statute of limitations is open. For certain taxing jurisdictions, this period may extend from the Company's inception. In accordance with the accounting under ASC 740, the Company has recorded an unrecognized tax liability related to certain tax positions. The liability is recorded in other liabilities on the Statements of Financial Condition in the amounts of $218,786 and $195,761, in 2014 and 2013, respectively.

NOTE F - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous. Essentially all operating costs and overhead expenses of the group are incurred by an affiliate. The Company paid the affiliate $18,267,907 and $17,159,925 for operating expenses during the year ended June 30, 2014 and 2013, respectively. These shared operating costs and overhead costs are allocated based on estimated usage by each operating affiliate, typically using relative share of total revenue as a proxy.

NOTE G - OTHER ASSETS

At June 30, 2014, other assets are primarily composed of accounts receivable of $226,943 less an allowance of $11,868. At June 30, 2013, other assets are primarily composed of accounts receivable of $195,660 less an allowance of $23,427. The increase (decrease) in allowance for doubtful accounts was ($11,559) for 2014 and $15,697 for 2013. The accounts receivable is related to commissions receivable from the Company's network of advisors. Management provides for uncollectible amounts based on its assessment of the current status of individual accounts, typically reserving accounts past due greater than 90 days.

The remaining balance in other assets is comprised of prepaid expenses and other miscellaneous assets.

NOTE H - RECEIVABLES FROM BROKERS AND DEALERS

Receivables from brokers and dealers is primarily comprised of commission revenue receivable from the Company's clearing broker and other financial companies, including mutual fund companies, net of any

NOTE H - RECEIVABLES FROM BROKERS AND DEALERS – Continued

unsettled trades. Additionally, included in this amount is $100,000 in clearing deposits with the Company's clearing broker.

NOTE I - CONCENTRATION RISK

At June 30, 2014 and 2013, and at various other times during the year, the Company had cash balances in excess of federally insured limits of $250,000. Uninsured balances are $3,500,327 and $6,242,832 for the years ended June 30, 2014 and 2013, respectively. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. A counterparty of particular significance is National Financial Services, LLC, who serves as the Company's clearing broker. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE J - COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2014 and 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification. The Company is involved in various legal and/or administrative proceedings arising in the ordinary course of their businesses, none of which have predictable outcomes and none of which are believed to have any significant effect on financial position, cash flows, or operating results.

NOTE K - SUBSEQUENT EVENTS

The Company evaluated the financial statements for subsequent events that may have occurred since June 30, 2014, through the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule I

1st Global Capital Corp.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30

COMPUTATION OF NET CAPITAL	2014	2013
Total stockholder's equity qualified for net capital	$3,329,382	$5,423,420
Add:		
Other allowable credits	-	-
Total capital and allowable credits	3,329,382	5,423,420
Less:		
Non-allowable assets:		
Receivables from non-customers	(304,238)	(263,604)
Other assets	(31,126)	(12,115)
Investments in and receivables from affiliates, subsidiaries, and associated partnerships	(56,563)	(51,553)
Other deductions and/or charges:		
Excess fidelity bond deductible	(16,749)	(11,302)
Net capital before haircuts on securities positions	2,920,706	5,084,846
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	(12,122)	(5,501)
Net allowable capital	$2,908,584	$5,079,345
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$100,654	$ 137,164
Commissions payable	1,401,628	1,186,137
Deferred revenue	398,920	501,720
State income taxes payable	76,036	71,744
Payable to affiliate, gross	85,401	869,689
Other liabilities	218,787	195,761
Total aggregate indebtedness	$2,281,426	$2,962,215

Schedule I (continued)

1st Global Capital Corp.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	2014	2013
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 152,095	$ 197,481
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 152,095	$ 197,481
Net capital in excess of required minimum	$2,756,489	$4,881,864
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement	$2,680,441	$4,783,124
Percentage aggregate indebtedness to net capital	.78 to 1	.58 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%	0%

RECONCILIATION WITH COMPANY'S ALLOWABLE NET CAPITAL

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

1st Global.
RESEARCH & CONSULTING

The Exemption Report

We, as members of management of 1st Global Capital Corp., (the Company) are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (*(k)(2)(ii)*) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k) *(2)(ii)*) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year ending June 30, 2014 or from July 1, 2013 to June 30, 2014 without exception.

1ST GLOBAL CAPITAL CORP.

Paul Stewart
Vice President, Chief Administrative Officer

August 28, 2014

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667

T 214.561.2300
F 214.561.2370
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Board of Directors
1st Global Capital Corp.

We have reviewed management's statements, included in the exemption report, in which (1) 1st Global Capital Corp. (a Delaware corporation) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Dallas, Texas
August 28, 2014

ST GLOBAL CAPITAL CORP.

013772

Vendor ID	Name	Payment Number	Check Date	Doc. Number
SECURITIESINEST	Securities Investor Protection Cor	00000000000963110	8/26/2014	013772

Our Voucher Number	Date	Amount	Amount Paid	Discount	Net Amount Paid
SIPC-7 2013/2014	8/25/2014	$35,566.00	$35,566.00	$0.00	$35,566.00
		$35,566.00	$35,566.00	$0.00	$35,566.00

9475

DOCUMENT IS PRINTED ON CHEMICALLY REACTIVE PAPER - THE BACK OF THIS DOCUMENT INCLUDES A TAMPER EVIDENT CHEMICAL WASH WARNING BOX

BOK FINANCIAL
DALLAS, TEXAS 75225-8022
32-1432/1110

013772

1ST GLOBAL CAPITAL CORP.
OPERATING ACCOUNT
P.O. Box 743935
Dallas, TX 75374
Phone 214-294-5000

DATE 8/26/2014

AMOUNT $35,566.00

PAY Thirty Five Thousand Five Hundred Sixty Six Dollars and 00 Cents

TO THE ORDER OF.
Securities Investor Protection Corp
PO Box 92185
Washington DC 20090-2185

AUTHORIZED SIGNATURE

ORIGINAL DOCUMENT HAS REFLECTIVE KEYHOLE ICON THAT DISAPPEARS WITH HEAT

HEAT SENSITIVE COLOR FADES WITH HEAT

⑈013772⑈ ⑆111014325⑆ ⑈28805656 52⑈

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended JUNE 30, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044870 FINRA JUN
1st GLOBAL CAPITAL CORP
12750 MERIT DR STE 1200
DALLAS TX 75251-1218

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joel Colpitts 214-294-5075

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 86,024
B. Less payment made with SIPC-6 filed (exclude interest) 1/30/2014 Date Paid		(50,458)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 35,566
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 35,566	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

1ST GLOBAL CAPITAL CORP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

VICE PRESIDENT, CAO
(Title)

Dated the 25 day of AUGUST, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2013
and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 76,839,811
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	40,066,468
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,363,911
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	42,430,379
2d. SIPC Net Operating Revenues	$ 34,409,432
2e. General Assessment @ .0025	$ 86,024
	(to page 1, line 2.A.)

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
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Dallas, TX 75201-4667

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Board of Directors
1st Global Capital Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2014, which were agreed to by 1st Global Capital Corp (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check copy), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and detail from the general ledger, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and supporting the adjustments, noting no differences

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Grant Thornton

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Dallas, Texas
August 28, 2014